MSDH
500 Nickerson Road
Marlborough, MA
01752-4695

Phone 617.497.6222
Marlborough Software Development Holdings Inc.	Fax 617.868.0784

December 21, 2011

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Attn: Maryse Mills-Apenteng, Special Counsel

          Patrick Gilmore, Accounting Branch Chief

          Gabriel Eckstein, Staff Attorney

          Barbara C. Jacobs, Assistant Director

Re: Marlborough Software Development Holdings Inc.

Registration Statement on Form S-1

Filed November 10, 2011

File No. 333-177915

Dear Ms. Mills-Apenteng:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated December 8, 2011 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (the “Registration Statement”) of Marlborough Software Development Holdings Inc. (the “Company” or “MSDH”). In order to facilitate your review of the Company’s responses, we have restated each of the Commission’s comments below with the Company’s response to each comment following immediately thereafter. Capitalized terms used herein and not defined shall have the meaning ascribed to them in the Registration Statement.

Prospectus Summary, page 1

1. For balanced disclosure, please disclose your net loss and negative operating cash flow, as well as your accumulated deficit.

Marlborough Software Development Holdings Inc.

December 21, 2011

We have included the following disclosure in Amendment No. 1 to the Registration Statement (the “Amendment”) filed on December 21, 2011:

MSDH has a history of operating losses and negative operating cash flow. For the year ended December 31, 2010 and through the nine months ended September 30, 2011, MSDH incurred net losses of $7,093 and $6,190, respectively, and used cash in operations of $5,177 and $4,579, respectively. As of September 30, 2011, MSDH has an accumulated deficit of $42,242.

The Distribution, page 3

2. We note that you do not include the Marlborough options and underlying securities in your fee table. Please tell us how you determined that it is not necessary to include these securities in the registration statement.

The MSDH options will be issued on the Distribution Date pursuant to a final prospectus that will be filed as part of the Registration Statement after it has been declared effective by the Commission and the Company is then subject to Sections 13 and 15(d) of the Exchange Act. Accordingly, as of the Distribution Date and prior to the date on which any MSDH options have been exercised, the Company expects that it will be eligible to register all of the securities eligible for issuance under the MSDH Incentive Compensation Plan, including all of the MSDH options, on Form S-8 promptly after the Distribution Date in accordance with Securities Act Release No. 7646 (February 25, 1999), which permits the registration of shares underlying options at any time before the option is exercised, without regard to when the option became exercisable.

3. Your discussion of the adjustment to the exercise price of the Adjusted Bitstream Option and the Adjusted MSDH Option is dense and difficult to understand. Please revise this section to provide a description of the adjustment that is reader-friendly and that makes clear to the reader the potential impact of the adjustment on the exercise price. In this regard, it appears that you should provide an example of the impact of the formula using current information along with a sensitivity analysis demonstrating a reasonable range of possible outcomes, as applicable. Please revise accordingly.

The Amendment includes a revised discussion of the adjustment to the exercise price of the Adjusted Bitstream Option and the Adjusted MSDH Option under the heading “The Distribution” that we believe is a more reader-friendly description that sets forth a formula and hypothetical example as follows:

Each outstanding option to purchase a share of Bitstream common stock (the “Bitstream Options”) shall be divided into (i) one option to purchase a share of Bitstream common stock (each an “Adjusted Bitstream Option”) and (ii) one option to purchase a share of MSDH common stock (each a “New MSDH Option”). Each Adjusted Bitstream Option shall continue to have, and be subject to, the same terms and conditions set forth in the applicable equity compensation plan of Bitstream and as provided in the respective option agreements governing such Bitstream Option as of the Distribution Date, except that the exercise price of such Adjusted Bitstream Option will be adjusted as described below. Each New MSDH Option shall be issued under the MSDH Omnibus Stock Incentive Plan, to be established by MSDH prior to the

Marlborough Software Development Holdings Inc.

December 21, 2011

Distribution Date, but shall otherwise be subject to the same terms and conditions as the Bitstream Option as of the Distribution Date, except that the exercise price of such New MSDH Option will be adjusted as described below. In addition, the vesting of all Adjusted Bitstream Options and all New MSDH Options shall be accelerated upon completion of the Bitstream Merger in accordance with the provisions of the Bitstream and MSDH equity compensation plans, as applicable. The New MSDH Option shall be adjusted to the product of the original exercise price of such Bitstream Option multiplied by a fraction, the numerator of which is the estimated enterprise value of MSDH and the denominator of which is the sum of the total consideration in the Bitstream Merger and the estimated enterprise value of MSDH.

The exercise price of the Adjusted Bitstream Options and the New MSDH Options will be determined by allocating the exercise price of the original Bitstream Option between the two new options in proportion to the relative value per share of the stock of the two companies. For this purpose, the value of Bitstream stock will be determined by the price to be paid to shareholder in the Bitstream Merger, and the value of MSDH stock will be based on the estimated enterprise value of MSDH, which is approximately $1.85 per share. Based upon Bitstream’s balance sheet as of                     , 2011 and our estimates of total transaction costs and certain assumptions about our results of operations through the closing date of the merger, we estimate that the price paid to Bitstream shareholders in the Bitstream Merger will be approximately $ per share. Based on these estimates, an existing Bitstream Option with an exercise price of $         per share will be divided into an Adjusted Bitstream Option and a New MSDH Option, and the exercise price of $         per share will be allocated between the Adjusted Bitstream Option and the New MSDH Option as follows:

Adjusted Bitstream Option Exercise Price	Bitstream Value x Original Exercise Price = Bitstream Value + MSDH Value	$ x $ = $ + $1.85	$

New MSDH Option Exercise Price	MSDH Value x Original Exercise Price = Bitstream Value + MSDH Value	$1.85 x $ = $ + $1.85	$

We believe that a more detailed sensitivity analysis, illustrating a broader range of outcomes, is neither necessary nor appropriate, for the following reasons. First, this type of sensitivity analysis is normally used only when the option pricing will fluctuate based upon the market value of the underlying securities, which is not the case in this instance. The exercise price for each existing Bitstream option is fixed, and the manner in which the exercise price will be allocated between the Adjusted Bitstream Option and the New MSDH Option will be based on the appraised value of MSDH, which is fixed, and the purchase price for the Bitstream stock, which under the terms of the Bitstream merger is a fixed cash amount that will be agreed upon between Bitstream and Monotype Imaging prior to the Distribution Date and disclosed in the final prospectus distributed to stockholders of Bitstream in connection with the Distribution. Second, because the sensitivity analysis would have to be done separately for each exercise price of an existing Bitstream option, it would necessarily be a lengthy and cumbersome disclosure, which would provide little valuable information. Finally, the total exercise price of the Adjusted Bitstream Options and New MSDH Options will not change, and the formula only affects the manner in which the total exercise price is allocated between the two options.”

Risk Factors, page 5

4. We note your disclosure in the second full sentence on page 36 regarding consolidation. Please include a risk factor that discloses the possible effects of consolidation on your profitability or advise.

Marlborough Software Development Holdings Inc.

December 21, 2011

The Amendment includes an expanded discussion in our risk factor under the heading “If we are unable to successfully compete in our markets, our financial results will be negatively affected” as follows:

In addition, there has been a trend toward industry consolidation in our markets for several years, with major digital press vendors adding software solutions to their product portfolios, including Xerox Corporation, which owns Pageflex competitor XMPie, the Kodak InSite product, and Hewlett Packard with its SmartStream product line (which resells the Pageflex iWay product). We expect this trend to continue as companies attempt to strengthen or hold their market positions in an evolving industry and as companies are acquired or are unable to continue operations. We believe that continued industry consolidation may result in stronger competitors that are better able to compete for customers. This could lead to more variability in operating results and could have a material adverse effect on our business, operating results, and financial condition. Furthermore, rapid consolidation could also lead to fewer customers and partners, with the effect that the loss of a major customer could harm our revenue.

Risk Factors - We may not be able to protect…, page 10

5. You disclose that you “are currently…subject to claims, negotiations or complex, protracted litigation.” Please tell us where you provided the disclosure required by Regulation S-K Item 103 or why the disclosure requirement does not apply.

The Company is not currently a party to any material legal proceedings. The risk factor has been revised in the Amendment to state that “Although we currently are not a party to any material legal proceedings or claims, we have been in the past, and may be in the future, subject to claims, negotiations or complex, protracted litigation as part of our policy to vigorously defend our intellectual property rights, including rights derived from third-party licensors.”

Risk Factors - We incur significant costs…, page 11

6. Please address here, or disclose in a separate risk factor, when you will be subject to management’s report on internal controls over financial reporting. Also, given that you are currently a smaller reporting company, disclose the lack of an attestation report requirement for smaller reporting companies.

We have revised this risk factor in the Amendment to include the following additional disclosure:

Pursuant to Instruction (a) to Item 308 of Regulation S-K, we expect that we will not be subject to management’s report on internal controls over financial reporting until our annual report on Form 10-K for our fiscal year ending December 31, 2012. In addition, because the market value of our securities held by non-affiliates is below $75 million, we are a smaller reporting company. As such, our independent auditor will not be required to issue an attestation report regarding our internal control over financial reporting in annual reports that we file with the SEC on Form 10-K.

Risk Factors - Changes in tax law…, page 12

7. As currently written, this risk factor could apply to any issuer or offering. Please revise to link this risk to you. For guidance, refer to Staff Legal Bulletin No. 7 (June 9, 1999).

Marlborough Software Development Holdings Inc.

December 21, 2011

We are not currently aware of any specific changes in tax law or tax rates that could have a specific, material adverse effect on the Company. Accordingly, we have deleted this general risk factor that was not specific to the registrant.

Forward-Looking Statements, page 12

8. Please refer to Securities Act Section 27A and Exchange Act Section 21E and tell us how you determined that the safe harbor provisions for forward-looking statements apply to you in light of the fact that this filing constitutes your initial public offering. Alternatively, revise to delete any reference to these provisions.

The Company has revised the cautionary disclosure of Forward-Looking Statements in the Amendment to delete the references to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Reasons for the Distribution, page 12

9. Please disclose how the information in the risk factor at the top of page 8 was considered in determining that the Pageflex and BOLT products should be spun off. In addition, clarify how the factors in the bullet points were weighed with regard to one another. For example, clarify whether a spin-off was contemplated prior to, or apart from, the merger with Monotype.

As part of its exploration of it strategic alternatives beginning in September 2010, the Board of Directors of Bitstream considered the sale of Bitstream as a whole as well as all or any of its three product lines. The Board of Directors first considered the spin-off of MSDH and the Pageflex and BOLT products in its evaluation of the offer by Monotype Imaging to acquire Bitstream’s Fonts products. The Bitstream Board of Directors determined that completing the sale of its Fonts products to Monotype Imaging pursuant to a merger and spin-off was the most tax efficient structure that would yield maximum value to Bitstream’s shareholders both with respect to the cash proceeds of sale and the retained equity in MSDH resulting from the spin-off. In assessing the spin-off, the Bitstream Board of Directors considered all of the factors in the bullet points in the risk factor at the top of page 8 but did not assign any particular weight to each factor in concluding that the merger and spin-off were in the best interests of Bitstream’s shareholders. We have included enhanced disclosure in the Amendment under the heading “Reasons for the Distribution” to clarify how and when the Bitstream Board of Directors considered the spin-off and these factors.

Unaudited Pro Forma Combined Condensed Financial Information, page 19

10. We note your disclosure on page 17 which describes the division of the current Bitstream stock options into one adjusted Bitstream stock option and one adjusted MSDH stock option. Please tell us how you considered this provision when preparing your pro forma financial information.

Marlborough Software Development Holdings Inc.

December 21, 2011

The Company has determined that under the provisions of the Bitstream option plans they are obligated to issue options to existing Bitstream option holders for the purchase of MSDH shares in order that the Bitstream option holders would not be diluted as a result of the planned merger and Distribution. Accordingly, there is no charge for MSDH to record upon issuance of these options, and the Company has not reflected any pro forma adjustment related to the MSDH option issuance in these unaudited pro forma statements.

We have added this same disclosure to the notes to our pro forma financial statements.

Unaudited Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 2010, page 23

11. We note the references to notes (F) and (G) included in the Pro Forma Adjustment column. Please confirm that these note references are accurate as it would seem that perhaps they should refer to notes (E) and (F), respectively.

We have corrected the references in the Amendment.

Business, page 26

Server Applications, page 28

12. Please supplementally provide us with support for the quoted information disclosed in the last full sentence on page 28.

This quote is taken from the Printing Industries of America/Graphic Arts Technical Foundation (PIA/GATF) press release dated July 27, 2005 announcing all of the award recipients in 2005. Pageflex Storefront is near the end of the release with the judges’ comments. The PIA/GATF press release dated July 27, 2005 is publicly available at the following internet web address: http://www.i-grafix.com/index.php/news/australia/2005-pia/gatf-intertech-awards-announced.html

The complete section on Pageflex Storefront reads as follows:

Pageflex, a Division of Bitstream Inc.

Pageflex Storefront

This easy-to-implement software package helps print service providers with limited Web development expertise to access the variable printing market by making it easy for them to set up an online literature management and ordering site with document customisation capabilities. The turnkey, server-based product has two primary components: Storefront Administrator, a browser-based tool used to set up the site, and Pageflex Studio, a desktop application providing layout tools with variable data and customisation abilities. “It took us just one day to get it up and running, and that was without training,” wrote one user. The judges described the system as “elegant,” “user friendly,” and “amazingly powerful.”

Marlborough Software Development Holdings Inc.

December 21, 2011

Mobile Browsing Technology, page 31

13. Please reconcile your disclosure in the fourth sentence with the second paragraph on page 26 where you indicate that BOLT has been installed over 20 million times. If possible, disclose the number of installations with greater specificity.

We analyzed our server statistics as of December 15, 2011 and the number of downloads is 44 million. The BOLT cloud determines the number of downloads from the number of unique IDs it has issued to BOLT clients since the beginning of time. Each client has a unique ID, so that the cloud can tell them apart and store certain data relating to that client’s individual account. This means that when a user upgrades BOLT to a new version it does not count as a new install since the original unique ID is retained. However if the user deletes all traces of BOLT on the device and then reinstalls it, then this will count as a new install since the cloud would issue a new unique ID in this case. Additionally, sometimes a user’s unique ID would get lost and then the cloud has to reissue a new unique ID—this does count as a new install since a new unique ID was issued by the cloud. The exact magnitude of the user ID loss problem is unknown. There are two known causes of the loss of unique user IDs:

•	The device may lose the record store where the ID is stored.

•	One or more bugs in the BOLT system that sometimes cause the loss of these IDs.

We have reconsidered the BOLT disclosure given that we have not generated material revenue by monetizing this free user base and eliminated the installed base reference, as well as, the discussion of the free user base monetization and revised the disclosure in the Amendment.

14. Please tell us the basis for your statement in the third paragraph that BOLT speed is consistently 25 to 50 percent faster than its competitors.

This disclosure is based on our internal analysis and measurements of the page loading/rendering of our BOLT browser as compared to the Android native browser and Opera Mini, which is our main device independent competitor. We assessed data based on the average of five measurements with empty cache over WiFi connections. We tested download speeds from facebook, Google, twitter, Yahoo! Fantasysport, and ESPN internet websites. The data demonstrated the range of faster download times for the BOLT browser when compared over wireless connections as disclosed in the Registration Statement.

We have reconsidered the BOLT disclosure given that we have not generated material revenue by monetizing this free user base and eliminated the installed base reference, as well as, the discussion of the free user base monetization and revised the disclosure in the Amendment.

Research and Development, page 34

15. Please disclose the amount you spent during each of the last two years on research and development. Refer to Regulation S-K Item 101(h)(4)(x).

Marlborough Software Development Holdings Inc.

December 21, 2011

We have revised the discussion of our research and development efforts in the Amendment to include the following statement:

During the years ended December 31, 2009 and 2010 and through the nine months ended September 30, 2011, the Company recorded research and development expenses of $3,273, $5,514 and $5,154, respectively.

16. Please expand your disclosure in this section to clarify your research and development strategy in light of the disclosure in the carryover sentence at the top of page 7.

We have revised the discussion of our research and development efforts in the Amendment to include the following statement:

Our current research and development strategy is focused on several enhancements to our existing products, updating our products to deliver them in new markets and through new access points, integrating our products with each other and with third party products, and developing new software products to deliver to our customers. In the summer of 2011, we began globalizing our products for ten different languages covering a multitude of locales in Asia, Western and Eastern Europe, and Latin America. This process involves localization of the products and a new family of features that cover the needs of multi-lingual and multi-currency deployments. We are making important evolutionary enhancements to the product line including adding support for social media, multi-digital formats, introducing new APIs, and adding new capabilities around multichannel marketing. Our leadership in Mobile-to-Print applications in our space continues with development underway for business-to-business and business-to-consumer applications for Apple and Android mobile devices. During the coming year, we will be introducing a whole new set of capabilities for our OEM partner, Heidelberg, and we will continue to aggressively update our integrations with HP and Xerox through our OEM offerings.

Marlborough Software Development Holdings Inc.

December 21, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Certain Trends and Uncertainties, page 39

17. The second sentence in this section suggests that you have not disclosed all trends that will have a material effect on your business. Please revise your disclosure to comply with the requirements of Regulation S-K Item 303(a) regarding the disclosure of material trends.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) in the Registration Statement discloses all known trends and uncertainties as required by Item 303(a) of Regulation S-K. We have revised the disclosure in the Amendment to state the following:

The following represents a summary of known trends and uncertainties which could have a significant impact on our financial condition and results of operations. This summary should be considered along with the factors discussed under the headings “Risk Factors” and “Forward-Looking Statements” elsewhere in this prospectus.

License Revenue, page 45

18. Please disclose the reason for the increase in sales of your Pageflex Storefront product for 2010. Likewise, disclose the reason for the increase in revenues from consulting, custom design, and training services for the six months ended June 30, 2010.

Marlborough Software Development Holdings Inc.

December 21, 2011

We have updated the discussion of revenue with our results for the nine months ended September 30, 2011 in the Amendment and we have provided the following disclosure for the increase in revenue:

The increase in revenue from software licenses from the nine months ended September 30, 2010 to the nine months ended September 30, 2011 primarily resulted from sales of the iWay product acquired from Press-Sense in June 2010 of $871 and to an increase in sales of our Pageflex Storefront product of $177 partially offset by a decrease in sales of our Pageflex Server products. iWay products were available for sale for nine months in 2011 versus seven months in 2010 and we have seen an increase in OEM royalties for units shipped since the acquisition of the iWay product line. We continue to be affected by the continued global economic downturn, as are our customers. However with the stabilization of the iWay product and our increase in sales and marketing resources, we expect our revenue to increase during the next year as compared to 2010 and the first nine months of 2011.

Service Revenue for the nine months ended September 30, 2011 increased from service revenues in the nine months ended September 30, 2010 primarily due to support contracts for the iWay product of $941 and an increase in consulting services engagements related to the Pageflex Storefront product, which increased revenue for consulting services by $147 for the nine months ended September 30, 2011 as compared to the same period in 2010. Other product services revenue for customer support, consulting, custom design and training services were generally flat year over year. The increase in iWay support revenue is due to the buildup of deferred support revenue from increased customer sales and OEM royalties during the prior year. We expect the revenue from support contracts to continue to increase for the remainder of 2011 and into 2012. Consulting, graphic design and training services vary with specific requirements of customers and may be affected more by economic concerns as customers may delay design changes, custom development and training. We are not able to determine at this time how these economic concerns will impact our service revenue during the remainder of 2011.

Operating Leases, page 52

19. Refer to the second paragraph in this section. Please provide additional disclosure regarding the current plans that management has to reduce operating costs, including the anticipated timeline for implementing the plan.

We do not currently have definite plans to reduce operating costs and have not implemented costs cutting procedures affecting the operating leases.

We have updated the discussion in the Amendment providing the following additional disclosure:

We will be utilizing approximately 50% of the square footage of the Marlborough, Massachusetts headquarters after the decrease in personnel associated with the contemplated Bitstream Merger. Management anticipates a reduction in operating costs through the elimination of certain fixed costs, including without limitation the possible sub-letting or returning to the landlord the unutilized space that currently exists. However, there can be no assurance that management will be successful in implementing these cost cutting plans or that such plans will be successful or, if successful, how long they will take.

Executive Compensation and Other Matters, page 61

Summary Compensation Table, page 61

20. Please include narrative disclosure of material factors necessary to understand the disclosure in the Summary Compensation Table. For example, you should include disclosure regarding the material terms of your grants and non-equity incentive plan awards. Refer to Regulation S-K Item 402(o) (4) and (5).

Marlborough Software Development Holdings Inc.

December 21, 2011

The Amendment includes enhanced disclosure of the material terms of each element of compensation in the footnotes to the Summary Compensation Table.

Outstanding Equity Awards At December 31, 2010, page 63

21. Please clarify the reference to footnote one in the second column from the right. Footnote one discusses option terms.

The reference to footnote one in the column titled “Market Value of Shares That Have Not Vested” was an erroneous footnote reference that has been deleted from the Amendment.

Payments to Former Chief Executive Officer of Bitstream, page 66

22. Please revise your disclosure in this section to indicate the actual payments and benefits that Ms. Chagnon received. As written, you only disclose what she was entitled to at the time of her resignation.

We have revised the disclosure in the Amendment to report the actual payments that Ms. Chagnon received in connection with her resignation.

Director Compensation, page 68

23. Please provide the disclosure required by Regulation S-K Instruction to Item 402(r)(2)(iii) regarding the total number of stock awards outstanding at year end.

We have supplemented the Director Compensation Table in the Amendment to include footnote disclosure of restricted stock and stock option awards of Bitstream outstanding as of December 31, 2010.

Principal and Selling Stockholders, page 70

24. Please identify the natural persons who directly or indirectly have or share voting or investment power over the securities held by Columbia Pacific as well as New Vernon Partners LLC, Lake Union Capital Fund, and Lake Union Capital Management.

Based solely on the filings by Columbia Pacific pursuant to Regulation 13D of the Exchange Act, the Company believes that Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are the natural persons who have indirect, shared voting and investment power of the securities held by Columbia Pacific. Based solely on the filings by New Vernon Partners LLC pursuant to Regulation 13D of the Exchange Act, the Company believes that Trent Stedman Thomas Patrick are the natural persons who have indirect, shared voting and investment power of the securities held by New Vernon Partners LLC. Based solely on the joint filings by

Marlborough Software Development Holdings Inc.

December 21, 2011

Lake Union Capital Fund and Lake Union Capital Management pursuant to Regulation 13D of the Exchange Act, the Company believes that Michael Self is the natural person who has indirect voting and investment power of the securities held by Lake Union Capital Fund and Lake Union Capital Management. We have revised our disclosure in the footnotes to the Principal and Selling Stockholder Table to include this disclosure.

25. We note that you have listed several holders as a group as indicated in footnote (4). Please revise your table to list each holder separately in your table. In addition, revise the table to disclose the amount offered by the selling shareholders and the percentage owned after completion of the offering.

The Amendment reflects revisions to the table of Principal and Selling Stockholders to separately report the ownership by each of the group members identified in footnote (4). In addition, we have included additional disclosure as follows:

The Selling Shareholders identified in the table below may from time to time in their sole and absolute discretion offer up to all of the shares of MSDH common stock to be issued to them pursuant to this prospectus and upon completion of such sales would not own beneficially or of record any shares of MSDH common stock.

Distribution of Capital Stock, page 76

26. Please revise the second sentence to remove the suggestion that you have not provided a materially complete description of the material provisions in your charter documents.

The second sentence has been revised to state that “The description set forth below discusses all of the material terms of our charter and bylaws. The full text of our amended and restated certificate of incorporation or certificate and bylaws are set forth in Exhibits 3.1 and 3.2, respectively, to the registration statement on Form S-1 of which this prospectus is a part.”

Material U.S. Federal Income Tax Considerations, page 90

Tax Distribution: Tax on Stockholders, page 91

27. It is unclear whether a distribution will be treated as a redemption or ordinary distribution. Please provide unequivocal disclosure. If you are not able to provide unequivocal disclosure, please state the reason that you cannot do so.

The Amendment includes a revised discussion of tax considerations, including unequivocal disclosure on the tax treatment of the Distribution.

Financial Statements

28. As you prepare your amended filing in response to these comments, you should consider Rule 8-08 of Regulation S-X as it pertains to the age of financial statements. Note that financial statements may not be as of date 135 days or more before your registration is declared effective. In the event that you update your financial statements, please update related disclosure accordingly throughout the filing, including in Management’s Discussion and Analysis and Unaudited Pro Forma Combined Condensed Financial Information.

Marlborough Software Development Holdings Inc.

December 21, 2011

The Amendment has been updated to include interim financial statements and pro forma financial information as of the fiscal period ended September 30, 2011.

Signatures, page II-4

29. We note that the individuals signing the registration statement do not currently serve in the positions indicated below their respective signatures. Please advise.

In connection with the Separation of MSDH from Bitstream on November 10, 2011, the Board of Directors of Bitstream, for in the name of Bitstream in its capacity as sole stockholder of MSDH, ratified the election Jonathan Kagan, Amos Kaminski, Melvin Keating and Raul Martynek to the Board of Directors of MSDH (the “MSDH Board”). Also on November 10, 2011, the MSDH Board of Directors, Messrs. Kagan, Kaminski, Keating and Martynek voted to elect the officers of MSDH, including Pinhas Romik and President and Chief Executive Officer and James Dore as Executive Vice President and Chief Financial Officer. Accordingly, at the time of filing the Registration Statement and currently, all of the signatories to the Registration Statement have served in the positions indicated below their respective signatures with respect to MSDH.

Exhibit Index

30. We note the advertising arrangements and agreements in the bullet points on page 32. We also note the licensing of your browsing technologies that you disclose on page 34 and the software agreement with Net-Translators on page 52. Please file any written agreements that were entered into in connection with the disclosure in these pages or tell us why you believe they should not be filed. Refer to Regulation S-K Item 601(b)(10).

A copy of the Company’s agreement with Net-Translators LLC has been filed as Exhibit 10.11 to the Amendment. The Company has assessed the materiality of all of its agreements under Staff Accounting Bulletin No. 99, including without limitation those agreements cited by the Commission staff on pages 32 and 34 of the Registration Statement, for purposes of determining the Company’s disclosure obligations under Item 601(b)(10) of Regulation S-K. Based on the Company’s assessment of quantitative and qualitative factors under its agreements, the Company does not believe that any of these agreement are material agreements subject to disclosure under Item 601(b)(10) of Regulation S-K. The agreements discussed on pages 32 and 34 of the Registration Statement are disclosed for demonstrative purposes to show the application of the Company’s technologies and progress in its development and marketing efforts.

31. Please clarify the description to indicate the difference between exhibit 10.2 and 10.3.

Marlborough Software Development Holdings Inc.

December 21, 2011

We have revised the exhibit index in the Amendment to clarify that Exhibit 10.2 addresses intellectual property relating to Pageflex products and Exhibit 10.3 addresses intellectual property relating to BOLT products. In addition, copies of Exhibits 10.2 and 10.3 have been filed with the Amendment.

Exhibit 10.9

32. We note the references to exhibits in the Sale and Purchase Agreement. Please file a complete copy of this exhibit.

A complete copy of the Exhibit 10.9 including all exhibits to the Sale and Purchase Agreement has been filed as an exhibit to the Amendment.

On behalf of the Company, the undersigned hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 617-497-6222 if you have any additional comments or questions concerning the Form 10-K for the fiscal year ended December 31, 2009.

Sincerely,

/s/ James P. Dore
James P. Dore
Vice President and Chief Financial Officer
Bitstream Inc.